ENROLLMENT AGREEMENT
CONCORDE CAREER INSTITUTE

NOTICE: THE CONDITIONS CONTAINED ON THE REVERSE SIDE, THE CONTRACT ADDENDUM AND / OR RETAIL INSTALLMENT CONTRACT / TUITION PAYMENT ADDENDUM CONSTITUTE PART OF THIS AGREEMENT.

ENROLLMENT AGREEMENT OF:

Name:_______________________________________________________________SSN: ___________________________________

Address:_____________________________________________________________City: ___________________________________

State:________________________________Zip Code: _____________________Telephone:_________________________________

Program Title: _________________________consisting of __________________________________ semester credit hours of academic course work and   instructional weeks.

Total number of clock hours of instruction ___________ required to obtain the award of ___________________ semester credit hours of academic accomplishment.

Commencing classes on: DATE_________________ DAYS ________________ from _________________ AM / PM to ______________ AM / PM scheduled completion date ________________________________ (may vary due to externship).

PROGRAM COST

1st Academic Year	2nd Academic Year
Begin Date: __________________	Begin Date: __________________
End Date: ____________________	End Date: ____________________
Registration Fee: ______________		Transfer
Tuition: _____________________	Tuition: _____________________	Date & Time: ___________________________
Textbooks: ___________________	Textbooks: ___________________
Uniforms: ___________________	Uniforms: ___________________	Signature: ______________________________
Health Screen: ________________	Health Screen: ________________
Sales Tax: ___________________	Sales Tax: ___________________
TOTAL: ____________________	TOTAL: ____________________	TOTAL PROGRAM COST: _______________

Textbooks, Uniforms and Health Screen: The cost of books, uniforms and health screen specified on this Agreement is an estimated cost subject to changes in supplier prices and curricula. The cost of any books, uniforms and health screen is nonrefundable per the Cancellation and Refund Policies on Page 2 of this Agreement.

❑	If any portion of the tuition is to be paid on a payment plan, a signed Retail Installment Contract / Tuition Payment Addendum is required.

I agree to attend all classes as scheduled, to perform all duties required by the School and abide by the rules and regulations of the School in accordance with the policies set forth in the current School catalog. I may be terminated from the School under the following conditions: failure to maintain passing grades; misconduct and / or failure to abide by the rules and regulations of the School; absences in excess of the maximum set forth by the School; failure to meet financial obligations to the School. I further understand that upon satisfactory completion of the above title program (including externship, if applicable) and the fulfillment of my financial obligations to the School, I will receive the School diploma.

Although the School maintains a placement service for graduates, I am aware that employment cannot be guaranteed.

I understand that this Agreement shall become legally binding upon me when signed by a School Official authorized to sign such Agreements, unless cancelled pursuant to the Refund Policy as set forth on the reverse side hereof. I agree to authorize the sale, discount or transfer of this Agreement and / or Retail Installment Contract / Tuition Payment Addendum, if applicable, and that the Refund Policy will continue to apply.

I understand that if I am eligible for federal grants and loans and use them to pay for my educational expenses, my continued eligiblity for those funds is based on federal regulations regarding satisfactory academic progress and successful completion of my program of study.

School shall have the right, at its discretion, and in the interest of improving student's training, to make reasonable changes in course content, materials or class schedule within regulatory guidelines. Any such changes shall be without additional charge to student. In the event a program is cancelled prior to the start date or postponed for more than one month, student shall be entitled to a refund of all monies paid.

This Agreement is subject only to the representations expressed above, on the reverse side of this form, and attached as applicable, and contains all of the terms of the Agreement. No representative of the School has the authority to change or modify the specific provisions hereof.

Any controversy or claim arising out of or relating to this Agreement, or breach thereof, no matter how pleaded or styled, shall be settled by arbitration in accordance with the Commercial Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrator may be entered in any court having jurisdiction.

I have read and fully understand the contents of both pages of this Agreement and have received a copy. I also certify that I have received from the School a catalog, tuition schedule and refund policy.

______________________________________                                                                         ______________________________________
Signature of Applicant    Date                School Representative                                       Date

____________________________________________                                                                         ____________________________________________
Parent / Guardian / Spouse                               Date                                                                            School Official     Date

NOTICE: THE CONDITIONS CONTAINED ON THE REVERSE SIDE, THE CONTRACT ADDENDUM AND / OR RETAIL INSTALLMENT CONTRACT / TUITION PAYMENT ADDENDUM CONSTITUTE PART OF THIS AGREEMENT.

CANCELLATION AND REFUND PROVISIONS

CANCELLATION POLICY

Applicants or students may cancel or terminate their enrollment at any time, in writing, before or during their training. Cancellation or termination shall occur when you given written notice to the School at the address shown on the top of the first page of this agreement. The written notice, if sent by mail, is effective when deposited in the mail, properly addressed, with postage prepaid.

All moneys will be refunded if the school does not accept the applicant or if the student cancels within three (3) business days after signing the Enrollment Agreement and making initial payment. Cancellation after the third (3rd) business day, but before the first class, will result in a refund of all moneys paid, with the exception of the registration fee. Refunds will be paid by the School within 30 days after receipt of the notice of cancellation. After the expiration of the cancellation period, the School is entitled to retain the registration fee.

Students who have not visited the school prior to enrollment will have the opportunity to withdraw without penalty within three (3) days following either attendance at a regularly scheduled orientation or following a tour of the school and inspection of the equipment.

REFUND POLICY

The school’s policy for determining the student’s withdrawal date is the earlier of (A) the date the student notifies the school of their withdrawal, or the date specified by the student, whichever is later; or (B) if the student drops out of school without notifying the school, the last recorded date of class attendance by the student, as documented by the school; or (C) the date the student violates published school policy that provides for termination.

The student’s start date through the last date of attendance will determine the percentage of program completion, and the applicable percentage will be applied to the formula used in the refund calculation as stated below.

The percentage of program completion is calculated by dividing the number of weeks comprising the period of enrollment for which the student has been charged into the number of weeks the student was scheduled to attend in that period as of the last recorded day of attendance by the student.

PRO RATA REFUND CALCULATION

•	During the first 10% of the period of enrollment for which the student has been charged, the school shall refund at least 90% of tuition.
•	After 10% but within 20% of the period of enrollment for which the student has been charged, the school shall refund at least 80% of tuition.
•	After 20% but within 30% of the period of enrollment for which the student has been charged, the school shall refund at least 70% of tuition.
•	After 30% but within 40% of the period of enrollment for which the student has been charged, the school shall refund at least 60% of tuition.
•	After 40% but within 50% of the period of enrollment for which the student has been charged, the school shall refund at least 50% of tuition.
•	After 50% but within 60% of the period of enrollment for which the student has been charged, the school shall refund at least 40% of tuition.
•	After 60% of the period of enrollment for which the student has been charged, the school shall retain 100% of tuition.

The pro rata refund calculation stated above does not include the registration fee or the cost of textbooks, uniforms and health screen. If a student withdraws, in addition to tuition, the student is responsible for: the registration fee; book charges unless the books are returned in new and unused condition within 20 days following the date of withdrawal; uniform charges once the uniform has been issued to the student; and the health screen charge once the health screen has been performed.

A $100.00 administrative fee will be assessed to any student withdrawing from school.
In case of prolonged illness or accident, death in the family, or other circumstances that make it impractical to complete the program, the school shall make a settlement that is reasonable and fair to both parties.
Students may repeat a course. If the student should withdraw from the program for any reason, based on the refund policy the weeks in attendance for repeating a course will be used in the program completion percentage calculation in determining the student’s financial obligation to the school.

If a student officially withdraws or is expelled from school, any refund that is due will be paid within 30 days after the student’s withdrawal date. If a student drops out of school, any refund that is due will be paid within 30 days of the earliest of the (i) date on which the school determines that the student dropped out; (ii) expiration of the academic term in which the student withdrew; or (iii) expiration of the period of enrollment for which the student has been charged. If a student does not return to the school at the expiration of an approved leave of absence, refunds will be made within 30 days of the earlier of the date of the expiration of the leave of absence or the date the student notifies the school that the student will not be returning to the school after the expiration of an approved leave of absence. If any portion of your tuition was paid from the proceeds of a loan, the refund will be sent to the lender or to the agency that guaranteed the loan. Any amount of the refund in excess of the unpaid balance of the loan will be first used to repay any student financial aid program from which you received benefits, in proportion to the amount of the benefits received, and any remaining amount will be paid to you. If there is a balance due, you will be responsible for paying that amount.
If upon my withdrawal the total amount of a refund due to a federal grant or loan program would be 25.00 or less, the School is not required to pay the refund.

NOTICE TO RECIPIENTS OF FEDERAL GRANTS AND LOANS: Congress has decided that continued eligibility for federal grants and loans is based on a student’s satisfactory academic progress and successful completion of their program of study. If you withdraw from school before completing 61% of your payment period or period of enrollment, the amount of financial aid that you can use to pay your educational expenses will be prorated based on the amount of time you spent in attendance.

MY SIGNATURE BELOW CERTIFIES THAT I HAVE READ, UNDERSTAND AND ACCEPT THE SCHOOL CANCELLATION AND REFUND POLICY.

Student Signature	Date
_____________________________________________________________________________________________________________________________